UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*

Dakota Gold Corp.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

46655E100
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 5 Pages

CUSIP No. 46655E100	Page 2 of 5

1	NAMES OF REPORTING PERSONS
ORION RESOURCE PARTNERS (USA) LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
6,666,667

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
6,666,667

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,666,667

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, IA

CUSIP No. 46655E100	Page 3 of 5

Item 1(a).	Name of Issuer:

Dakota Gold Corp. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

106 Glendale Drive, Suite A, Lead, SD 57754

Item 2(a).	Name of Person Filing

This Statement is filed on behalf of Orion Resource Partners (USA) LP (the “Reporting Person”). The Reporting Person serves as investment advisor to OMF Fund IV SPV C LLC, a limited liability company existing under the laws of the State of Delaware (“Fund IV”). Based on the relationship described herein, the Reporting Person may be deemed to have voting and investment control over the Shares (as defined below) reported herein.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Person is 1045 Avenue of the Americas, New York, NY 10018.

Item 2(c).	Citizenship:

The Reporting Person is a Delaware limited partnership.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Shares”)

Item 2(e).	CUSIP Number:

46655E100

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c),Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☒	An investment adviser in accordance with §13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
	☐	If this statement is filed pursuant to §240.13d-1(c), check this box.

CUSIP No. 46655E100	Page 4 of 5

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

As of December 31, 2023, the Reporting Person may be deemed the beneficial owner of 6,666,667 Shares held directly by Fund IV.

Item 4(b).	Percent of Class:

As of December 31, 2023, the Reporting Person may be deemed the beneficial owner of approximately 7.7% of Shares outstanding. This percentage is based on 86,740,272 Shares outstanding as of November 13, 2023, as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2023.

Item 4(c).	Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	6,666,667
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	6,666,667
(iv) Shared power to dispose or direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class:

As of the date hereof, the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities: ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The responses to Items 2 and 4 are incorporated by reference herein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 46655E100	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ORION RESOURCE PARTNERS (USA) LP

/s/ Rick Gashler
Name: Rick Gashler
Title: Chief Compliance Officer

February 14, 2024